FOR IMMEDIATE RELEASE          Contact - Guy T. Marcus
September 24, 1996                       Vice President-Inv. Rel.
                                         (214) 978-2691

          HALLIBURTON TO REALIGN BUSINESS SEGMENTS

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today announced that it will realign business units within its two business segments during the 1996 fourth quarter in order to better meet the growing customer needs for complete arrays of integrated energy services.

     The Energy Services business segment will be restructured to consist of its traditional Halliburton Energy Services lines of business and add the capabilities of Brown & Root Energy Services, Landmark Graphics and a new company to be formed and be responsible for Halliburton's recently introduced contract-to-produce business. Brown & Root Energy Services, with revenues of about $540 million during the first six months of 1996, is currently the upstream oil and gas services business unit associated with the company's engineering and construction business segment. Halliburton plans to complete the acquisition of Landmark Graphics, a leading supplier of integrated exploration and production information systems and professional services to the petroleum industry, in October 1996. The new contract-to-produce organization is being formed to create new business opportunities for development, production and operations of oil and gas fields by integrating Brown & Root Energy Services'

                               Page 5 of 7 pages
                       The Exhibit Index appears on Page 4
engineering, construction and project management capabilities with Halliburton Energy Services' subsurface expertise.

     Ken LeSuer, 60, has been named chief executive officer of the Energy Services business segment. LeSuer has 36 years of experience with Halliburton and was previously the president and chief executive officer of Halliburton Energy Services. W.J. (Zeke) Zeringue, Jr., 47, has been promoted from chief operating officer to president of the Halliburton Energy Services business unit. Larry Farmer, 56, will continue as president of Brown & Root Energy Services. He joined the company 20 years ago and has experience in the worldwide business of engineering and construction of oil and gas production facilities and pipelines. Bob Peebler, 49, will continue as president and chief executive officer of Landmark following the acquisition of Landmark. Peebler has been the company's president and chief executive officer since 1992. Norman Chambers, 47, has been named to the position of president of the new contract-to-produce business. Chambers has eleven years of service with the company, most recently as managing director of Brown & Root Energy Services.

     Dave Lesar, 43, will become president and chief executive officer of Brown & Root in addition to his duties as Halliburton Company's executive vice president and chief financial officer. Tommy Knight will be taking early retirement from Brown & Root. Lesar will be forming a team of experienced Brown

                                Page 6 of 7 pages
                       The Exhibit Index appears on Page 4

& Root management to establish a new organizational structure capable of positioning Brown & Root for future growth and success. Lesar will remain in this role through the reorganization and until a successor is named.

     The engineering and construction business segment will continue to consist of the business operations of Brown & Root, Inc., with the exception of the Brown & Root Energy Services business. These include the petroleum and chemicals, pulp and paper, manufacturing, civil, environmental, maintenance and government businesses.

     Dick Cheney, Halliburton Company's chairman of the Board and chief executive officer, said, "I believe that combining all of Halliburton's energy services businesses under a common management and operating structure will enable the company to maximize utilization of its full complement of skills and expertise. The company's core competencies and ability to integrate and align with customers is not matched by any competitor."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

                                Page 7 of 7 pages
                       The Exhibit Index appears on Page 4